HOGAN & HARTSON
L.L.P.
November 4, 2005
VIA EDGAR AND FAX
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Flamel Technologies S.A. Form 20-F for the fiscal year ended December 31, 2004 filed June 15, 2005 Commission File No. 000-28508
Dear Mr. Rosenberg:
We have reviewed the comments of the Staff, as provided to us by telephone on October 14, 2005, with respect to the above-referenced filing. Enclosed herewith are the Staff’s comments followed by our responses on behalf of Flamel Technologies S.A. (the “Company”).
Form 20-F – December 31, 2004
Consolidated Financial Statements, page F-1
3. License, Research and Consulting Agreements, page F-13
Comment:
Referring to your response to comment 1, for those agreements where a partner directly funds the research and development, please disclose the amounts funded by them and all other costs directly attributable to those projects. For instance, for those internal services that are not included in those costs, consider the need to disclose those amounts with an explanation as to why they were not allocated to the externally funded contracts.
WASHINGTON, DC

BALTIMORE   BEIJING   BERLIN   BOULDER   BRUSSELS   BUDAPEST   CARACAS   COLORADO SPRINGS   DENVER   GENEVA   HONG KONG   LONDON

LOS ANGELES   MIAMI   MOSCOW   MUNICH   NEW YORK   NORTHERN VIRGINIA   PARIS   SHANGHAI   TOKYO   WARSAW

Response:
The partnership agreements for research and development efforts are such that the Company has no “obligation to perform contractual services” for the counter-party and no obligation to repay funds received no matter the future economic benefit arising from the outcome of the results. The cash received from partners relates to rights to access Flamel’s proprietary technologies. Agreements are established in such a way that the Company performs these services on a “best efforts” basis with no guarantee as to either the technological or commercial success.

Research efforts conducted by the Company are associated with platforms across which collaborative arrangements are supported. As such, the costs of the research and development efforts far exceed the research and development funding received from partners. Due to the Company’s ability to share resources and knowledge across multiple research platforms, the cost allocation to partner-funded agreements would be based on estimated data of human resource time incurred, which the Company does not track in such a way that would enable the accurate identification of actual costs incurred.

Based on the foregoing, the Company believes that given the nature of the arrangements, the extent of its research platforms and the inability to identify accurately costs incurred on partnered projects, additional disclosure of research and development costs is not necessary for the investor to understand the effects on the financial statements.
SB Pharma Puerto Rico Inc. (GSK), page F-13
Comment:
Because the Supply Agreement with GSK appears to require a repayment of all advances if the agreement were to be breached, please tell us how you have met the condition described in paragraph 16 of FAS 140 de-recognizing the advances as liabilities. Further, clarify for us what equipment the company will receive title to and the terms of the agreement, i.e. the equipment already received on the books or the equipment owned by GSK.
Response:
The Company’s requirement to repay all advances is subject to the occurrence of circumstances in the future. Consequently, the requirement to repay is a contingent liability subject to the provisions of FAS 5. Given the Company’s ability to perform under supply arrangements and based on its historical experience, the contingency is not considered probable. In light of this, the Company believes that the nature of the advances does not meet the definition of a liability and does not fall within the scope of FAS 140.
The Company has immediate title to all facility related assets and, upon cessation of the regular supply agreement, the Company will receive title to all installed equipment used to manufacture the product that, during the course of the Supply Agreement, vests with GSK.

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
If you have any questions concerning this letter or if you would like additional information, please do not hesitate to call me at (212) 918-8270.

Very truly yours,
/s/ Amy Bowerman Freed Amy Bowerman Freed

cc:	Ms. Keira Ino, Securities and Exchange Commission Mr. Jim Atkinson, Securities and Exchange Commission Mr. Stephen Willard, Flamel Technologies S.A.